Exhibit 99.1

Cameron Chell to Speak at Ukraine’s Premier Tech Conference, IT Arena

Cameron Chell joins thought and government leaders on the future of technology in UAV for the protection and reconstruction of Ukraine

Los Angeles, CA. September 27, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce Cameron Chell, President, and CEO of Draganfly, will be a speaker at the IT Arena 2022 conference in Lviv, Ukraine on October 1, 2022.

IT Arena has become one of Eastern Europe’s fastest-growing tech conferences, annually bringing together companies from over 40 countries. It has featured global tech giants such as Google, Tesla, Spotify, and F1.

This year’s event is themed “Ukraine 3.0: Brave. Resilient. Digital” and will be held in person to show the strength and resilience of Ukraine.

Cameron Chell will join UAV, aerospace, and government leaders and innovators, including

●	Viktor Zhora: Deputy Chairman of the State Service of Special Communications and Information Protection of Ukraine
●	Haluk Bayraktar: CEO of Baykar
●	Ivan Tolchynskyi: CEO of Atlas Aerospace
●	Ihor Maslov: Business Development Director at Ukrspecsystems
●	Yaroslav Kalinin: CEO of Infozahyst

“Draganfly is honored to be the selected representative North American drone company invited to speak at this event,” said Cameron Chell, President and CEO of Draganfly. “Holding this important expo and bringing together thought leaders and solution seekers during the ongoing crisis in Ukraine is proof of how strong and resilient the country is. Draganfly has continued to work alongside the people of Ukraine since the start of the conflict. We have seen first-hand how delivering critical medical supplies and equipment in hard-hit areas and working to implement innovative drone initiatives like mine detection in the country can make a difference in their ongoing efforts during this conflict.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to mine detection initiatives and Mr. Chell’s participation in the “IT Arena 2022, Ukraine 3.0: Brave. Resilient. Digital” panel. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.